 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Parker, Jeffrey (Last) (First) (Middle) 8493 Baymeadows Way (Street) Jacksonville, FL 32256 (City) (State) (Zip) US	2. Issuer Name and Ticker or Trading Symbol ParkerVision, Inc. PRKR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) September 19, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman of the Board, CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

      Individual Filing
X   Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	09/18/2002	S (1) |	500.00 | D | $15.30		D
Common Stock	09/18/2002	S (1) |	500.00 | D | $14.79		D
Common Stock	09/18/2002	S (1) |	500.00 | D | $14.70		D
Common Stock	09/18/2002	S (1) |	500.00 | D | $14.76		D
Common Stock	09/18/2002	S (1) |	300.00 | D | $14.65		D
Common Stock	09/18/2002	S (1) |	200.00 | D | $14.64	10,342.00	D
Common Stock				9,501.00	I	By Minor Children
Common Stock				2,376,974.00	I	By Shares Held By Ltd Partnership

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Parker, Jeffrey - September 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: /s/Jeffrey Parker ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Parker, Jeffrey - September 2002
Form 4 (continued)
FOOTNOTE Descriptions for ParkerVision, Inc. PRKR

Form 4 - September 2002

Jeffrey Parker
8493 Baymeadows Way

Jacksonville, FL 32256
Explanation of responses:

(1)   These sales were made pursuant to a 10b5-1 plan.

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Parker, Jeffrey - September 2002
Form 4 (continued)
ParkerVision, Inc. PRKR Form 4 - September 2002 Jeffrey Parker 8493 Baymeadows Way Jacksonville, FL 32256 Joint/Group Filing Members: Name: J-Parker Family Ltd. Partnership Signature: Address : ,
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